Organigram Appoints New Chief Financial Officer

MONCTON, NEW BRUNSWICK – (December 19, 2017) - Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce the appointment of Paolo De Luca, CPA, CA, CFA as the Company’s Chief Financial Officer (CFO). Mr. De Luca will assume the position effective December 19, 2017.

With a reputation for creative, high-energy leadership focused on the growth of dynamic companies, Mr. De Luca regularly draws upon his broad global experience and deep technical expertise to deliver unique and nontraditional financial solutions to complex issues supported by his sophisticated knowledge of capital markets, finance, technical accounting, tax and regulatory matters.

“Paolo is a tremendous addition to the Organigram team,” says Greg Engel, CEO, Organigram. “His wide-ranging experience in both public and private capital markets, proven track record of successful financial stewardship and negotiations, and transformational vision will be an asset to the Company as we transition from a strictly medical enterprise into a hybrid business including the adult recreational use market in 2018.”

With more than 20 years of diversified financial business experience, Mr. De Luca has held senior financial, investor relations, and accounting leadership roles at companies including West Face Capital, one of Canada’s leading alternative asset management firms; Meridian LNG; Potash Ridge; C.A. Bancorp; and TD Securities. With this diverse industry and international background, he has extensive experience with both traditional and non-traditional financing and debt offerings, which will be a tremendous asset to Organigram.

As Organigram CFO, Mr. De Luca will lead both the finance team as well as the investor relations efforts of the Company and will be based out of the Company’s satellite office in Toronto while managing the finance team in Moncton, NB.

Mr. De Luca is a graduate of York University’s Schulich School of Business.

Peter Hanson has been serving as interim CFO since March 2016. Mr. Hanson will be appointed as Director of Finance with Organigram and the Company is grateful for his stewardship.

Additionally, Giselle Doiron, formerly Director of Investor and Media Relations at Organigram has accepted a new role within the Company in Human Resources. Investor relations inquiries will be handled by Dylan Rogers, Investor Relations Analyst at investorrelations@organigram.ca.

For more information, visit www.organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Organigram Holdings Inc. Greg Engel Chief Executive Officer gengel@organigram.ca (416) 435-8091	Organigram Holdings Inc. Dylan Rogers Investor Relations Analyst drogers@organigram.ca (506) 232-0121